JOHN HANCOCK BANK AND THRIFT OPPORTUNITY FUND

AMENDMENT DATED DECEMBER 14, 2012

TO THE

AMENDED AND RESTATED BY-LAWS

DATED SEPTEMBER 13, 2004, AS AMENDED

Effective December 14, 2012, the Amended and Restated By-Laws of John Hancock Bank and Thrift Opportunity Fund dated September 13, 2004 are hereby amended to the extent necessary to reflect the change of the name of John Hancock Bank and Thrift Opportunity Fund to John Hancock Financial Opportunities Fund.